Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Costco Wholesale Corporation:

We consent to the use of our reports dated October 6, 2020, with respect to the consolidated balance sheets of Costco Wholesale Corporation as of August 30, 2020 and September 1, 2019, the related consolidated statements of income, comprehensive income, equity, and cash flows for the 52-week periods ended August 30, 2020, September 1, 2019 and September 2, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of August 30, 2020, incorporated herein by reference.

Our report dated October 6, 2020, on the consolidated financial statements, refers to a change in the method of accounting for leases.

/s/ KPMG LLP

Seattle, Washington

December 16, 2020